

March 2, 2021

Charles Jones
Managing Member and Chief Executive Officer
Opening Night Enterprises, LLC
80 W. Sierra Madre Blvd, Suite 141
Sierra Madre, CA 91024

>   **Re: Opening Night Enterprises, LLC**
>   **Post-Qualification Amendment No. 7 to**
>   **Offering Statement on Form 1-A**
>   **Filed February 18, 2021**
>   **File No. 024-10712**

Dear Mr. Jones:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 28, 2021 letter.

Post-Qualification Amendment Filed February 18, 2021

Managers, Executive Officers and Significant Employees, page 36

1. We note your response to prior comment 1, and your revised disclosure that Ms. Chenoweth "has previously committed to being intimately involved with the venture as a co-manager of the business." Please revise to clarify the nature and date of such commitment. In that regard, we note the reference in your response letter to a short memorandum of understanding executed in January 2013.

Please contact John Dana Brown at 202-551-3859 or Laura Nicholson at 202-551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ryan J. Lewis, Esq.